Filed Pursuant to Rule 424(b)(5)
Registration No. 333-218399

AMENDMENT NO. 1 DATED FEBRUARY 14, 2020
to Prospectus Supplement dated August 18, 2017

(To the Prospectus Dated June 12, 2017)

Up to $19,140,665

Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends our prospectus supplement dated August 18, 2017 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the prospectus dated June 12, 2017 (File No. 333-218399) (the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

On August 18, 2017, we entered into a Controlled Equity OfferingSM Sales Agreement, dated August 18, 2017 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), acting as the agent, relating to shares of our common stock, par value $0.0001 per share, offered by the Prospectus Supplement, as amended by this Amendment. Since August 18, 2017, we have offered and sold an aggregate of 470,372 shares of our common stock pursuant to the Sales Agreement with an aggregate sales price of $7,283,327. Consequently, up to $42,716,673 remains available under the Sales Agreement.

We are filing this Amendment to amend the Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of February 14, 2020, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $57,421,995, which was calculated based on 15,191,004 shares of our outstanding common stock held by non-affiliates as of February 14, 2020, and at a price of $3.78 per share, the closing price of our common stock on December 16, 2019. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus Supplement, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. As of the date of this Amendment, we have offered and sold shares of common stock with an aggregate sales price of $6,020 pursuant to General Instruction I.B.6 to Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $19,140,665 from time to time through Cantor. If our public float increases such that we may sell additional amounts under the Sales Agreement and the Prospectus, of which the Prospectus Supplement, as amended by this Amendment, is a part, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “SBPH.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in the Prospectus Supplement, as amended by this Amendment, to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is February 14, 2020.